EXHIBIT 4.1A
December 21, 2010

Wells Fargo Shareowner Services
Attn:  Marcus Blue
161 North Concord Exchange
South St. Paul, MN  55075

Re:  Rights Agreement of XOMA Ltd., a Bermuda company (“XOMA”)

Dear Mr. Blue:

As you are aware, XOMA is a party to that certain Shareholder Rights Agreement dated as of February 26, 2003, by and between XOMA and Mellon Investor Services LLC (now
BNY Mellon Shareowner Services), as rights agent (the “Existing Rights Agent”) (as amended, supplemented or otherwise modified prior to the date hereof, the “Rights Agreement”).  XOMA has removed the Existing Rights Agent under the Rights Agreement effective as of December 21, 2010.

Pursuant to Sections 2 (“Appointment of Rights Agent”) and 21 (“Change of Rights Agent”) of the Rights Agreement, XOMA hereby appoints Wells Fargo Bank, N.A. as the Rights Agent under the Rights Agreement effective as of December 21, 2010 (in such capacity, the “New Rights Agent”).  Please acknowledge the New Rights Agent’s acceptance of such appointment by executing this letter where indicated below and returning a fully executed copy of this letter to the attention of the undersigned.

In addition, pursuant to Section 27 (“Supplements and Amendments”) of the Rights Agreement, the Rights Agreement is hereby amended, as follows:

(a) to include a new Section 34 (“Electronic Records”), which shall read as set forth below:

“Section 34.  Electronic Records.  Subject to applicable law and regulation, the Rights Agent shall maintain in a retrievable database electronic records of all cancelled or destroyed share certificates which have been canceled or destroyed by the Rights Agent.  The Rights Agent shall maintain such electronic records or physical records for the time period required by applicable law and regulation.  Upon written request of the Company (and at the expense of the Company), the Rights Agent shall provide to the Company or its designee copies of such electronic records or physical records relating to rights certificates cancelled or destroyed by the Rights Agent.”

and (b) Section 26 (“Notices”) is hereby amended to delete in its entirety the reference to the Existing Rights Agent and the address thereof and insert in its place the following language:

“Wells Fargo Bank, N.A.
161 North Concord Exchange
South St. Paul, MN  55075
Attn:  Marcus Blue”

This letter shall be governed by and construed in accordance with the laws of Bermuda, without regard to the conflicts of law or choice of law provisions thereof; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

Except as expressly amended by this letter, the provisions of Rights Agreement shall remain in full force and effect, without modification, and this letter shall not be deemed to constitute a novation of the Rights Agreement.

Sincerely,

XOMA Ltd.

By:
	Name:	Christopher J. Margolin
	Title	Vice President, General Counsel
and Secretary

ACCEPTED AND AGREED:

Wells Fargo Bank, N.A.

By:
		Name:	Jeffrey E. Seadschlag
		Title:	Vice President